SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): November 19, 2003

THE GOODYEAR TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

Ohio	**1-1927**	**34-0253240**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1144 East Market Street, Akron, Ohio	**44316-0001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 796-2121

Item 12. Results of Operations and Financial Condition.

A copy of the news release issued by The Goodyear Tire & Rubber Company on Wednesday, November 19, 2003, describing its results of operations for the quarter ended September 30, 2003, and certain information related to the restatement of its financial results for the years 2002, 2001, 2000 and pre-2000, as well as the first six months of 2003 is attached hereto as Exhibit 99.1.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Date: November 20, 2003

By /s/ Robert W. Tieken

Robert W. Tieken
Executive Vice President and
Chief Financial Officer

Exhibit Index

99.1	News Release dated November 19, 2003.